Details Regarding Candidates for Directors of Woori Bank

On March 22, 2011, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) announced certain details regarding the candidates for directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, to be elected at the annual general meeting of shareholders on March 24, 2011.

- Details regarding candidates for standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Current) Chairman & CEO, Woori Finance Holdings
- CEO of the Seoul Philharmonic Orchestra
- CEO, Woori Investment & Securities
	Feb. 2,	3 years /	- Advanced Innovative Management (AIM) Course, KAIST
Pal-Seung Lee	1944	Re-appointment	- Bachelor of Law, Korea University
Soon Woo Lee	Dec.15, 1950	3 year / Re-appointment
- Current) Deputy President, Woori Bank
- Executive Vice President, Consumer Banking Business Unit of
Woori Bank
- Executive Vice President, Management Support Unit of Woori Bank
- Bachelor of Law, Sungkyunkwan University

Yong-Woo Kim	Nov.17, 1956	3 years /new appointment
- Current) Deputy Secretary General, The Board of Audit and
Inspection of Korea
- Inspector General, The Board of Audit and Inspection of Korea
- Chief of audit research institute, The Board of Audit and
Inspection of Korea
- Bachelor of Art (Economics), Yonsei University

- Details regarding candidates for outside directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Yong-Keun Lee	Apr.27, 1941	2 years /New appointment	- Governor, Financial Supervisory Service - Visiting Researcher, Columbia University - Advisor, Andersen Group Korea - Ph.D in Public Administration, Hanyang University

Chang-Ryul Baik	Mar.17, 1948	1 year / Re-appointment
- Current) Representative Director, Bizcom Management Consulting
- Representative Director, Hankyung Business Advisory
- Secretary General, Seoul Economic Forum
- Graduate School of Digital SME Business, Hansung University

Soong-Pyo Eun	Jul. 21, 1952	2 years /New appointment	- Current) Professor of Law, Yeungnam University - The Bank of Korea - Professor of Law & Police Science, Silla University - Ph.D. in Law, University of Tubingen, Germany

Hee-Yul Chai	Jan.23, 1960	2 years /New appointment
- Current) Professor of Economics, Kyonggi university
- Associate Professor, University of Lille, France
- Non-Executive Director, Financial Services Commission
- Ph.D. in Economics, University of Paris X, France

- Details regarding candidates for Audit Committee members

Name	Term / Appointment
Yong-Woo Kim	3 year / New appointment

Soong-Pyo Eun	2 year / New appointment